UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2013 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2013

	March 31,	December 31,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,754,558	289,832
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; December 31, 2013: RMB17,137)	73,076	86,361	14,266
Inventories	10,265	23,319	3,852
Prepaid expenses and other receivables	11,602	20,991	3,466
Debt issuance costs	3,678	3,587	593
Deferred tax assets	5,454	6,493	1,073
Total current assets	1,598,174	1,895,309	313,082
Property, plant and equipment, net	468,272	600,413	99,182
Non-current prepayments	212,633	210,582	34,786
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; December 31, 2013: RMB36,817)	249,370	234,838	38,792
Inventories	39,730	46,228	7,636
Intangible assets, net	125,170	121,704	20,104
Available-for-sale equity securities	88,404	149,408	24,680
Other investment	189,129	189,129	31,242
Debt issuance costs	11,667	8,676	1,433
Deferred tax assets	3,727	1,416	234
Total assets	2,986,276	3,457,703	571,171

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,911
Accounts payable	9,890	11,999	1,982
Accrued expenses and other payables	84,006	88,136	14,560
Deferred revenue	172,328	180,767	29,861
Amounts due to related parties	11,241	12,146	2,006
Income tax payable	4,983	2,444	404
Deferred tax liabilities	—	2,600	429
Total current liabilities	332,448	358,092	59,153
Convertible notes	751,781	761,816	125,843
Non-current deferred revenue	530,258	750,213	123,926
Other non-current liabilities	107,158	150,390	24,843
Deferred tax liabilities	23,168	26,866	4,438
Total liabilities	1,744,813	2,047,377	338,203

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2013 - (continued)

	March 31,	December 31,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and December 31, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	131,857
Treasury stock, at cost (March 31, 2013 and December 31, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(465)
Accumulated other comprehensive income	18,256	94,295	15,576
Retained earnings	423,420	515,784	85,201
Total equity attributable to China Cord Blood Corporation	1,237,132	1,405,535	232,177
Non-controlling interests	4,331	4,791	791
Total equity	1,241,463	1,410,326	232,968
Total liabilities and equity	2,986,276	3,457,703	571,171

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2012 and 2013

	Three months ended December 31,			Nine months ended December 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	149,320	150,586	24,875	393,112	420,942	69,534
Direct costs	(28,268)	(27,032)	(4,465)	(79,714)	(78,884)	(13,031)
Gross profit	121,052	123,554	20,410	313,398	342,058	56,503
Operating expenses
Research and development	(2,087)	(2,401)	(397)	(6,210)	(7,234)	(1,195)
Sales and marketing	(24,831)	(28,217)	(4,661)	(67,568)	(84,274)	(13,921)
General and administrative	(27,009)	(27,193)	(4,492)	(81,053)	(82,637)	(13,651)
Total operating expenses	(53,927)	(57,811)	(9,550)	(154,831)	(174,145)	(28,767)
Operating income	67,125	65,743	10,860	158,567	167,913	27,736
Other expense, net
Interest income	3,874	3,761	621	11,062	12,255	2,024
Interest expense	(23,762)	(21,866)	(3,612)	(48,027)	(53,085)	(8,769)
Exchange loss	(1,010)	(194)	(32)	(959)	(249)	(41)
Dividend income	2,265	1,189	196	4,685	9,911	1,637
Others	45	603	100	(721)	1,647	272
Total other expense, net	(18,588)	(16,507)	(2,727)	(33,960)	(29,521)	(4,877)
Income before income tax	48,537	49,236	8,133	124,607	138,392	22,859
Income tax expense	(13,259)	(14,489)	(2,393)	(28,060)	(45,568)	(7,527)
Net income	35,278	34,747	5,740	96,547	92,824	15,332
Net income attributable to non-controlling interests	(1,647)	(193)	(32)	(7,128)	(460)	(76)
Net income attributable to China Cord Blood Corporation’s shareholders	33,631	34,554	5,708	89,419	92,364	15,256

Net income per share:
Attributable to ordinary shares
- Basic	0.42	0.41	0.07	1.17	1.14	0.19
- Diluted	0.42	0.41	0.07	1.17	1.14	0.19

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	784	2,391	395	(1,640)	11,985	1,980
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(1,193)	(19,504)	(3,222)	(21,143)	64,054	10,581
Comprehensive income	34,869	17,634	2,913	73,764	168,863	27,893

Comprehensive income attributable to non-controlling interests	(1,646)	(193)	(32)	(7,105)	(460)	(76)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	33,223	17,441	2,881	66,659	168,403	27,817

Other Events

On February 24, 2014, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2013. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: February 24, 2014